3/22

04030297

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australian Cancer Technology

*CURRENT ADDRESS Level 36, Suite 4
88 Phillip Street
Sydney NSW 2000 Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34787 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☒	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: MM

DAT : 5/21/04



2003
ANNUAL REPORT TO SHAREHOLDERS

australian technology

AUSTCANCER – DEVELOPING EFFECTIVE, SPECIFIC AND PATIENT-FRIENDLY PRODUCTS FOR THE EXPANDING GLOBAL CANCER MARKET



CORPORATE DIRECTORY

Directors:

Dr Roger Aston
Chairman

Mr Paul Hopper
Managing Director

Dr Alistair Cowden
Non-Executive Director

Mr Brett Dickson
Finance Director

Dr Katherine Woodthorpe
Non-Executive Director

Company Secretary:

Mr Brett Dickson

Bankers:

Bank of Western Australia
1215 Hay Street
West Perth WA 6005

Auditor:

Grant Thornton
Level 6
256 St Georges Terrace
Perth WA 6000

Telephone: (08) 9481 1448
Facsimile: (08) 9481 0152

Website: www.austcancer.com.au

Patent Attorney:

Blake Dawson Waldron
Level 39
101 Collins Street
Melbourne VIC 3000

Telephone: (03) 9679 3695
Facsimile: (03) 9679 3111

Solicitors:

Henry Davis York
44 Martin Place
Sydney NSW 2000

Telephone: (02) 9947 6000
Facsimile: (02) 9947 6999

For shareholder information contact:

Share Registry:

Computershare Registry Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth WA 6000

Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Stock Exchange:
Australian Stock Exchange Limited
Company Code:
ACU (Fully Paid Shares)

Issued Capital:

92,724,433	Fully paid ordinary shares
5,500,000	32 cent, 3 May 2005 options
9,440,000	32 cent, 31 December 2003 options
500,000	20 cent, 31 December 2003 options
500,000	20 cent, 31 December 2004 options

For information on your company contact:

Principal & Registered Office:

Level 36, Suite 4
88 Phillip Street
Sydney NSW 2000

Telephone: (08) 9486 4622
Facsimile: (08) 9486 4933

Email: admin@austcancer.com.au

Postal Address:
PO Box 844
Double Bay NSW 1360



CONTENTS



CHAIRMAN'S REVIEW

Dear Fellow Shareholder,

On behalf of the Board of Directors, I am delighted to report on a year in which your company again made excellent progress along the path to becoming one of Australia's leading biotechnology companies and a company of international significance in the field of cancer treatments.

Our success in the Phase IIa clinical trial of our Pentrix™ anti-cancer vaccine was clearly the highlight of the year. All patients who completed the trial at Sydney's St Vincent's Hospital produced a strong immune response to the vaccine, reinforcing our confidence in its clinical and commercial potential as a breakthrough cancer drug.

Following the success of that trial, the Company's management turned their attention to the design of a comprehensive Phase II clinical trial program, the crucial stage of drug development in which clinical efficacy is measured for the first time. In the first week of July we were very pleased to be able to announce that a 40 patient trial would begin at three prestigious Melbourne cancer treatment centres late in 2003.

While most of the public attention was naturally on Pentrix™, we continued to work with our UK joint venture partner and shareholder, BioFocus plc, on our pipeline of products in the earlier stages of development. In particular, the CHK1 kinase project, aimed at identifying a drug to enhance the effectiveness of conventional cancer treatment regimes, is showing very strong promise.

Our company was established as one very clearly focused on the treatment of cancer and new cancer drugs in particular. The Board identified the need, as Pentrix™ matures, to broaden our activities within the cancer sphere, both to spread the inherent commercial risks in drug development and to generate cash flows to support our development activities. We were therefore delighted to be able to recently announce the acquisition, subject to the completion of due diligence, of the US based NuraPlex range of complementary cancer medicines.



The NuraPlex products were developed by leading US medical specialists, Professor David Felten at Seton Hall University College of Graduate Medical Education and Assistant Professor Barry Boyd at Greenwich Hospital Integrative Oncology Centre, an affiliate of Yale. These products utilise nutritional supplements to manage patient symptoms and to aid general well being while undergoing conventional cancer treatment. The US market for these types of products is estimated to be US$18 billion and our aim is to have our products on the market within six months. We also confidently expect that the business, in the hands of an experienced management team led by Dr Mary Maida, will be cash flow positive within 12 months. NuraPlex has the potential to be a very substantial business for AustCancer.

At the time of the NuraPlex acquisition, we were also able to welcome Mr Paul Hopper to the AustCancer team as Chief Executive. Paul, who introduced us to the NuraPlex opportunity, has developed and run a substantial public company in the health sector and has had senior executive experience in financial markets. He brings valuable new skills to complement those of the rest of the AustCancer team.

The year ahead promises to be a significant one on three fronts, Pentrix™ will move into Phase II efficacy trials, our BioFocus joint venture will reach the stage of patenting and licensing and our NuraPlex business will kick off in the US.

Thank you for the confidence you have shown in AustCancer.

Sincerely

R ASTON

Executive Chairman



CANCER

Cancer remains one of the primary causes of death in the western world and the annual cost of treatment is approaching A$30 billion.

Although significant advances have been made in the treatment and prevention of cancer in recent years, one in three people will develop cancer in their lifetime.

The World Health Organisation estimates that five million people die each year from cancer, with 60% of diagnosed cancer cases in the US and 26% in Western Europe.

5 Year Survival rates for Various Cancers


ALL CANCERS
PROSTATE
BREAST
COLORECTAL
KIDNEY
OVARY
STOMACH
LUNG
OESOPHAGUS
PANCREAS
LEUKAEMIAS
HODGKINS
CLL
ALL
NON HODGKINS
MULT. MYELOMA
CML
AML
0
10
20
30
40
50
60
70
80

The incidence of cancer increases with age, with approximately 80% of cancers occurring in people over the age of 55. Given the current trend in the Western world of an 'ageing population', the number of cancer cases is expected to increase significantly each year.

With poor potential for survival – only about 50% of cancer patients survive five years after diagnosis – there is a major need for improved efficacy and less toxic therapies for patients suffering from cancer. This, combined with a large and growing target population, makes the cancer market an extremely attractive one for biopharmaceutical companies.

Current Therapies and their Limitations

The treatment of cancer currently relies on a combination of therapies, many of which date from discoveries of more than 20 years ago. The continued reliance on chemotherapy and radiotherapy serves to highlight the lack of major breakthroughs in developing new drugs with better therapeutic indices.

The major limitation of existing therapies is that they are non-specific, affecting both normal cells and tumour cells. This lack of specificity is responsible for the severe side effects seen with many current therapies and also limits the dosage that can be administered.



Market Potential

In 1996 the worldwide market for anti-cancer therapies was US$4.8 billion and is forecast to grow to US$20 billion by 2010. The National Cancer Institute estimates the total annual cost of cancer in the US to be US$104 billion, of which US$35 billion is for direct medical costs.

Although cancer is the cause of 25% of all deaths, oncology drugs account for only 5% of drug sales demonstrating the lack of appropriate treatments available for cancer.

Indeed, of the world's top selling anti-cancer drugs, four merely relieve symptoms (palliative) rather than actually curing the disease. The demand for such palliative medicines is so great that even these generate combined annual sales of US$1.7 billion. Similarly, existing cancer therapies which are used in conjunction with chemotherapy and radiotherapy had sales of US$1.2 billion in 2000.

Overall, despite the size of the potential market and decades of intensive research, most treatments for cancer have a poor therapeutic index compared to the treatments available for other diseases. Furthermore, total revenues from cancer drugs are relatively low given the patient population and the seriousness of the disease.

Therefore the market potential for effective and specific cancer therapeutics is extremely large.

Forecast world-wide sale of oncology drugs (US$ Billions)


70
60
50
40
30
20
10
0
6
8
13
19
27
37
49
63
1995
2000
2005
2010
2015
2020
2025
2030



AUSTCANCER'S APPROACH TO THE CANCER PROBLEM

AustCancer – Developing effective, specific and patient friendly products for the expanding global cancer market.

Current Cancer Treatments

Chemotherapy and Radiotherapy
- Affect both cancer cells and normal cells
- Limited efficacy

Palliative Medicines
- Relieve symptoms
- Not curative

Adjunct Medicines
- Products to enhance chemotherapy and radiotherapy

Immunotherapy
- Vaccines targeted at tumours – poor efficacy
- Cell based therapies – limited value

AustCancer Approach

Pentrix™ Cancer Vaccine Enters Full Phase II Clinical Trials

- A unique alternative to chemotherapy and traditional vaccine approaches
- Potential to treat up to 50% of all cancers
- Specifically attacks cancer cells
- Limited side effects as it harnesses the patient's own immune system

CHK1 Kinase Inhibitor a Major Drug Discovery

- Novel adjunct therapy
- Increases sensitivity of cancer cells to radiotherapy and chemotherapy
- Increases success rate of existing therapies while superior ones are being developed
- Kinase inhibitors Glivec and Irressa are new generation blockbusters

NuraPlex – a range of products for cancer patient care

- Nutritional supplements to contribute to patients' wellbeing during conventional cancer treatment
- Nutrition increasingly recognised as a key tool in management of disease
- Developed by leading medical specialists and tailored specifically for cancer sufferers
- Can be safely used by those at high risk of cancer



CORPORATE OVERVIEW

AustCancer aims to build a leading cancer company focused on shareholder value.

We Have Four Aims in the next 12 months

- To demonstrate the efficacy of Pentrix™ in multi-centre prostate cancer Phase II trials in Melbourne.
- To build sustainable and growing profitability through sales of cancer focused Nutraceuticals.
- To bring the discovery of CHK1 kinase inhibitors to the stage where a commercial partnership can be gained in 2004.
- To introduce new products and treatments to AustCancer's product portfolio.

The Year's Highlights

- Highly successful Phase Ib/IIa trial of Pentrix™ anti-cancer vaccine completed at Sydney's St Vincent's Hospital – all 14 patients produced an immune response.
- Protocols for a 40 patient Phase II trial agreed – trial to be conducted at three leading Melbourne cancer treatment centres.
- Development work on joint ventures with BioFocus accelerated, in particular the CHK1 kinase inhibitor shows considerable promise.
- Sale of remaining non-core assets boosted cash reserves to fund our blossoming biotechnology business.

Recent Developments

- NuraPlex range of cancer focused complementary medicines acquired, subject to due diligence – to be launched in US by early 2004.
- Paul Hopper, broadly experienced international financial and medical markets' specialist and former MD of major health services company, joined AustCancer as CEO.

The Company

Australian Cancer Technology Limited (AustCancer) was founded in February 2001 and focuses exclusively on cancer treatments and has a portfolio of unique oncology technologies to address some of the unmet needs of the very large cancer market.

The Company aims to bring new cancer technologies and products still in development to commercial realisation by investment in potential products at the preclinical to clinical trial phase of development or prior to their reaching market.

Once a new medicine such as Pentrix™ has successfully completed Phase II clinical trials it is attractive to multinational pharmaceutical and biotechnology companies. AustCancer will seek to form partnerships with such companies to complete later stages of clinical trials, to access manufacturing skills and to provide a path to market for its products.



CORPORATE OVERVIEW (CONT)

AustCancer has three leading products in its portfolio

1. Pentrix™: The novel Pentrix™ anti-cancer vaccine, which successful completed Phase Ib/IIa clinical trials at Sydney's St Vincent's Hospital and will commence a multi centre Phase II trial in Melbourne later this year.
2. NuraPlex Products: In August, AustCancer announced the acquisition, subject to due diligence, of the NuraPlex range of complementary medicines designed for cancer patients. These products, developed by leading medical specialists will be launched onto the multi-billion dollar US market early next year.
3. CHK1 kinase Inhibitor: A family of newly discovered compounds that could lead to a new drug to enhance the effectiveness of chemotherapy and radiotherapy.

Associations and Alliances

St Vincent's Hospital, Blood Diseases and Cancer Clinical Research Unit, Sydney
The Company has completed Phase I and Phase Ib/IIa clinical trials with the Pentrix™ anti-cancer vaccine at St Vincent's Hospital, one of Australia's leading teaching hospitals. St Vincent's is a public hospital with an international reputation in clinical-based research. The unit focuses on the clinical application of research and, as its work is closely tied to patient care, gives it a major point of difference from other research facilities. St Vincent's discovered the Pentrix™ vaccine and retains an interest in the patent portfolio.

The relationship with St Vincent's researchers will continue as Pentrix™ moves into Phase II trials in Melbourne.

Centre for Developmental Cancer Therapeutics (CDCT)
CDCT is a collaboration between six internationally renowned Melbourne institutions and the Victorian government's Clinical Trials Victoria.

AustCancer has contracted CDCT to conduct a 40 patient Phase II clinical trial with Pentrix™. The three sites chosen for the trial are Austin Health, Royal Melbourne Hospital and the Peter MacCallum Cancer Centre.

BioFocus plc
BioFocus is a drug discovery services company listed on AIM (London) providing an integrated platform of expertise and technologies in medicinal chemistry and biological screening including assay development, screening libraries, high-throughput screening, hit-to-lead optimisation and all associated informatics. Current partners include Biovitrum, Millenium, Oxford Glycosciences, Procter & Gamble, Pfizer, Roche and Teijin.

The kinase discoveries have come through the Company's partnership with BioFocus. The BioFocus relationship is an important element of AustCancer's strategy to develop and nurture a pipeline of potential cancer treatment technologies.

BioFocus is a shareholder in AustCancer.



DIRECTORS AND MANAGEMENT



Dr Roger Aston
Executive Chairman

Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry.

Formerly CEO of Peptech Limited and Biokine Technology Limited, Dr Aston was also Chairman of Cambridge Drug Discovery and CEO of Cambridge Antibody Technology. Dr Aston is the founder and CEO of pSiMedica (UK), a UK biomaterials company.



Mr Paul Hopper
Managing Director

Appointed Chief Executive Officer on 14th August 2003 and Managing Director on 1st October 2003.

Mr Hopper, 46, has an extensive background in local and international financial markets, most recently as the principal of Exchequer Capital Partners, which provides strategic consulting and equity raising services to a range of companies, particularly in the biotechnology, medical and healthcare sectors. Exchequer Capital works with clients in Australia, Asia and the US. He was previously a founder and Managing Director of Alpha Healthcare Limited, which grew to a $100 million publicly listed company under his stewardship.

Mr Hopper is a graduate in political science from The University of New South Wales and has postgraduate qualifications from The Securities Institute of Australia. He participated in the Presidents' Seminar at Harvard Graduate School of Business from 1996-1998. He is also a director of ASX listed Medaire, Chairman of Sydney's SCEGGS school board and a director of Ars Musica Australis Foundation.



Dr Alistair Cowden
Director

Dr Cowden has extensive experience as a manager and CEO of publicly listed companies. He has listed four companies on the ASX and completed a number of capital raisings. Dr Cowden is a geologist with more than 20 years experience in the mining industry, research and academia and is also Chairman of ASX listed company Vulcan Resources Limited and a director of Deep Yellow Limited.



DIRECTORS AND MANAGEMENT (CONT)



Dr Katherine Woodthorpe
Director

Based in Sydney, Dr Woodthorpe has extensive experience in technology commercialisation, the biotechnology industry and public company governance.

Dr Woodthorpe has a PhD in chemistry and sits on the board of listed biotechnology company Ventracor Limited. She manages corporate advisor, People & Innovation, is Chair of the Cooperative Research Centre for Antarctic Climate and Ecosystems and is a member of the board of Insearch Limited.



Brett Dickson
Director and Company Secretary

Mr Dickson is a certified Practicing Accountant and is responsible for the financial matters of AustCancer. He has extensive public company experience with a particular focus on commercial management.

SCIENTIFIC ADVISORS



Associate Professor Robyn Ward

Associate Professor Ward is a Senior Specialist at St Vincent's Hospital, Sydney and has an international reputation for her work in cancer research and leads the cancer research group at St Vincent's.

Professor Ward discovered the p53 human antibodies that form the basis of the Pentrix™ anti-cancer vaccine. She has been involved in more than 25 clinical trials, authored more than 90 academic publications and has two international patent applications in the field of cancer therapeutics.





Professor David Felten

David L Felten, MD, PhD is a neuroscientist whose contributions helped to establish the field of psycho-neuroimmunology and provide some of the mechanistic foundations for the physiological understanding of complementary and integrative medicine. Dr Felten first demonstrated a direct connection between nerve fibres of the sympathetic nervous system and cells of the immune system in both primary and secondary lymphoid organs.

In 2001, Dr Felten was appointed as the founding Executive Director of the Susan Samueli Centre for Complementary and Integrative Medicine, and Professor of Anatomy & Neurobiology, at the University of California, Irvine College of Medicine. He is now the Dean of the College of Graduate Medical Education at Seton Hall University, New Jersey.

Dr Felten has received numerous honours and awards, including the John D and Catherine T MacArthur Foundation Prize Fellowship and two 10-year MERIT awards from two separate Institutions (Aging and Mental Health) at the National Institutes of Health. The John E Fetzer Institute awarded Dr Felten the Norman Cousins Award in Mind-Body Medicine in 1995.

Dr Felten is co-editor of the definitive scholarly text, Psycho-neuroimmunology, and was a founding co-editor of the major journal in the field, Brain, Behaviour and Immunity. Dr Felten is the author of over 210 peer-reviewed publications and reviews, the majority of which focus on links between the nervous system and immune system. His continuing goal is to carefully investigate the scientific foundations for the physiological benefits of many life style, mind/body and complementary interventions, helping to fully integrate these approaches into conventional medicine for an evidence-based integrative medicine.



Assistant Professor Barry Boyd

Dr Boyd has been a practicing Medical Oncologist for 16 years and, in 1998, founded and remains Director of the Integrative Medicine Program at Greenwich Hospital-Yale Health Systems. He is an Assistant Clinical Professor of Medicine at Yale Medical School and an Affiliate Member of the Yale Cancer Centre. He was also Associate Clinical Director of the Centre for Complementary and Integrative Medicine at Cornell-Weill Medical Centre/New York Presbyterian Hospital. He serves as an editorial board member on the Journal, Integrative Cancer Therapies and is a board member of Environment and Human Health, a Yale University based environmental advisory group. In addition to his medical degree, Professor Boyd holds a Masters Degree in Human Nutrition from Columbia.

Dr Boyd authored "The Missing Link: Insulin and Cancer", as well as numerous medical articles and reviews.

He also serves on the American Cancer Society Task Force on Cancer Guidelines, including the Survivorship subcommittee where he is interested in the use of therapies in the cancer survivor, the role of obesity and insulin resistance in cancer recurrence and survival and the relationship between stress, insulin resistance and outcomes with cancer.



PENTRIX™ CANCER VACCINE

The Pentrix™ vaccine is a unique treatment applicable in up to 50% of all cancers. It targets one of the most common defects in cancer cells – a mutated p53 gene. Pentrix™ could be an effective treatment for patients following removal of a tumour and in cases where early diagnosis is possible.

Pentrix™ has now matured to the stage where it has demonstrated that it is safe to administer to humans. It has shown that it can stimulate the immune system and induce many of the predicted effects of an anti-p53 vaccine. The drug has now reached a critical stage in its development, full Phase II efficacy trials. These trials have been designed to determine if Pentrix™ has a meaningful clinical effect.

A Phase Ib/IIa clinical trial on the Pentrix™ vaccine in humans was successfully completed at St Vincent's Hospital, Sydney. All 14 patients involved in the trial produced an immune response to the vaccine. The trial also reinforced the earlier findings that the drug was safe to administer.

A multi-centre Phase II Pentrix™ trial will begin in Melbourne late in 2003. A total of 40 patients with hormone refractory prostate cancer will be enrolled in the trial to evaluate the clinical activity of Pentrix™ and to confirm the safety of the new formulation of the vaccine. These trials will give an indication of the ability of Pentrix™ to delay disease progression in patients with high progression risk.

The trial will be conducted by the Centre for Developmental Cancer Therapeutics (CDCT) a collaboration between six internationally renowned institutions and the Victorian government's Clinical Trial Victoria. The three consortium members chosen for the Pentrix™ Phase II trial are Austin Health, Royal Melbourne Hospital and the MacCallum Cancer Centre.

The trial is expected to conclude late in 2004.

The Chief Executive Officer of CDCT, Associate Professor Mark Rosenthal from the Royal Melbourne Hospital, said, "In the last two years, CDCT has undertaken over 60 Phase I to Phase III specialist cancer clinical trials with conventional anti-cancer drugs. Now, with the discovery of targeted anti-cancer vaccines, a new era of developmental research has opened. CDCT is proud to be leading this initiative and will work with AustCancer to develop Pentrix™ as this revolutionary vaccine moves into further clinical testing."

Background – What is p53 and why is it important in cancer?

p53 is an important gene for regulating the division of damaged cells. It acts as a brake in the cell cycle, stopping cells which have damaged DNA from multiplying and inducing cell death. In up to 50% of cancer cases p53 is damaged or mutated. This inhibits the function of p53, which means that the stop signal for cell division is removed. This allows damaged cells to divide uncontrollably and results in the formation of a cancerous tumour.

When the p53 gene is mutated it produces abnormally large quantities of the p53 protein.



Fragments of the mutated p53 are displayed on the outer surface of the cell in conjunction with histocompatibility antigens. This does not occur with undamaged p53 and therefore provides a point of difference between normal and cancer cells. Such a difference could induce an immune response against the cancerous cells if the immune system could be tricked into recognising them as foreign rather than self. The immune system only responds to cells or molecules which it recognises as being foreign to the body.

The Pentrix™ vaccine technology

To be able to take advantage of the distinction that is made between cancer cells and normal cells by the mutated p53 protein, AustCancer has developed a technology known as an anti-idiotypic vaccine against mutated p53. An anti-idiotypic vaccine is designed to trick the body into seeing the cancerous cells as being foreign. This induces an immune response and those cells displaying mutant p53 protein on their surface are killed by the immune system. Since the mutated p53 protein is only displayed on tumour cells, only tumour cells will be killed by the immune system.

Normal cells will be unaffected.

Excellent results from anti-idiotypic p53 technology have previously been generated in mouse systems demonstrating that this strategy is feasible for developing an effective cancer vaccine for humans. AustCancer was also able to demonstrate the anti-idiotypic effect using Pentrix™ in large animal studies.

The p53 human antibodies

Pentrix™ vaccine technology is based on the synthesis of human antibodies to the mutated p53 tumour suppressor gene. The antibodies that these are derived from were isolated from the lymph nodes of individuals who had shown a strong natural immune response to their cancer and recovered unexpectedly.

The antibodies were developed after seven years of research by a St Vincent's Hospital, Sydney team led by Associate Professor Robyn Ward.

The antibodies are unique, as they are the only entirely human p53 antibodies currently available in the world.

The Pentrix™ vaccine is a mixture of three peptides (small proteins), which are derived from these antibodies and were shown to have a marked effect on the immune system in the Phase Ib/IIa trials.

What makes Pentrix™ different?

Pentrix™ has some distinct competitive advantages over other cancer vaccine approaches. Firstly, it is a broad-spectrum vaccine which is potentially applicable in up to 50% of all cancers which have mutations in their p53 gene. This includes common cancers such as breast, bowel, prostate and lung. Most cancer treatments are only for specific cancer types and are unlikely to be effective against such a broad range of cancers.

The second major point of difference is that many cancer vaccines currently in development involve removing a patients own cells and engineering them to attack the cancerous cells. Thus, such approaches must be applied on a patient by patient basis.

Pentrix™ is not patient specific and does not involve the use of cells. The same vaccine can be used in all patients. This decreases the time taken to prepare the treatment and will also make it more cost-effective and less complex to obtain regulatory approvals than competing technologies.

Being a broad-spectrum vaccine applicable in up to 50% of all cancers in all patients Pentrix™ has the potential to become a blockbuster therapy.



NURAPLEX

AustCancer expects the NuraPlex business to be cash positive in its first year and to very quickly generate profits to help drive shareholder returns and the commercialisation of its cancer drugs.

NuraPlex's Competitive Advantage

- Developed by prominent medical professionals;
- Specifically designed for cancer patients;
- Backed by scientific evidence;
- Contains ingredients of the highest quality and purity;
- Manufactured according to best regulatory standards;
- Meets the needs and demands of consumers for safety and efficacy.

AustCancer acquired NuraPlex, a US cancer care business, in August gaining the rights to manufacture and market a range of complementary or nutritional medicine products developed for cancer sufferers in the US. The business, which will be a wholly owned AustCancer subsidiary, is based in Rochester, New York State. The first NuraPlex products are expected on the market by February 2004.

The NuraPlex range has been developed by Professors David Felten and Barry Boyd, both leading US specialists in Oncology and Complementary and Integrative Medicine. AustCancer is fortunate to have an experienced US management team, led by CEO, Dr Mary Maida, in place to bring the NuraPlex products to market and to grow the business.

What are Nutraceuticals and Why the Demand?

The huge demand for nutraceutical products in the Western world has arisen from patients' desires to seek therapies beyond Conventional Western Medicine (CWM). In the US, more than 60% of doctors have referred patients for services outside the realm of mainstream medicine.

Nutraceuticals are food or food-derived substances that are intended to provide medicinal health benefits. They are classified as dietary supplements.

There is a clear gap in the market for nutritional supplements backed by science and supported by the medical community, particularly products with truthful and accurate information regarding quality, safety, correct usage of products, potential interactions with medicines and health claims.

Sales and Marketing Strategy

The US offers a $18 billion per annum nutritional supplement market that is expected to grow to five times its current size by the year 2010 in response to:

- An aging US population with high disposable income, who are motivated to pursue longevity and healthier life styles;
- Growing emphasis on disease prevention and health maintenance;
- Willingness of licensed professionals to incorporate complementary therapies into their conventional health care practices.

The business is expected to be cash flow positive within the first 12 months and generate sales of over US$10 million within two years.

NuraPlex's objective is to become the leading choice of medical professionals for credible, high quality nutritional supplements. NuraPlex intends to position its products for direct sale to patients through medical and health care professionals, particularly oncologists and cancer centres. Other avenues include Medicine and Wellness Centres and pharmaceutical, nutraceutical and medical product retail outlets.

NuraPlex will form strategic partnerships with leaders in existing channels of distribution to health and medical professionals. NuraPlex has already identified and commenced discussions with several candidates.

The market is dominated by small to medium size suppliers with varying commitments to product quality. We believe the winners in the marketplace will be those that provide scientific validation of the safety, purity and health benefits of the product and educate practitioners and consumers about product benefits.

SunTen Laboratories, California, a large neutraceutical manufacturer, will manufacture the products to comply with the highest level of purity, safety and FDA standards. The advertising and marketing launch will be managed by Dixon Schwabl of New York and distribution will be handled by US healthcare contract sales organisation, Caswood Enterprises whose clients include Johnson & Johnson and Merck.



NuraPlex Supplements as Building Blocks for Optimising Health

The scientific approach used for deriving the NuraPlex formulations is based on the evaluation of published scientific studies of the health benefits of vitamins, minerals, herbal substances and other natural products and extracts. This evaluation focused on the safety of the ingredients and randomised controlled trials with a substantial clinical outcome, an endpoint of a biological mediator or physiological change.

The supplements are formulated to provide building blocks in a program of total health protection for the individual. This is especially important for cancer patients in whom optimal nutritional support is essential and in whom anti-tumour immunity is essential for prevention of recurrence.

The NuraPlex Supplements, while offering outstanding potential for cancer patients, have a far wider range of applicability to the general population. They have been formulated with the highest quality ingredients, based on scientific assessment. As such, they are high-end supplements unlike most competitor products on the market. The fact that the NuraPlex products are designed to complement each other to provide total health benefits sets them apart from other supplements.

Examples of the products are:

- Multinutrient Supplement

  This formulation provides an array of vitamins and minerals that constitute effective daily concentrations of supplements, recommended by the AMA and New England Journal of Medicine. This product is low in antioxidants, as a high intake of antioxidants during radiation therapy could interfere with free radical formation that is directed towards tumour cell killing. Therefore, a cancer patient needs a multinutrient supplement that provides all other forms of support to optimise health during this high-stress period. After the radiation therapy is completed, the addition of the antioxidant product will help to optimise the recovery and functioning of important anti-viral and anti-tumour immunity.

- Prostate Protection

  This supplement contains ingredients that increase urinary function in men with benign prostatic hypertrophy. In recent imaging studies these ingredients also appear to reduce the hypertrophied prostate. Other ingredients are directed towards enhancement of cell-mediated immunity and NK cell activity.

- Lipid Phase Nutrient (Essential Fatty Acids)

  This supplement includes beneficial lipids related to cardiovascular function (eg. decreased platelet aggregation), cholesterol levels, cell-mediated immune enhancement and increased NK cell activity and other benefits.

- Breast Care

  This formulation contains ingredients that act as antioxidants, anti-inflammatory agents anti-angiogenic agents and inhibitors of some key enzymes associated with carcinogenesis.

- Immune Health

  This product contains vitamins and other ingredients that are primarily directed towards enhancement of cell-mediated immunity, NK cell activity and some measures of innate immunity, thereby enhancing anti-viral and anti-tumour responses.

- Antioxidant Supplement

  This supplement provides protection of the vascular system, decreased likelihood of atherosclerosis, protection from some anti-inflammatory and free radical processes associated with Alzheimer's disease, enhancement of immune responses and NK cell activity, protection of the skin from age-related damage and a host of other protective functions associated with free radical damage.



CHK1 KINASE INHIBITOR

MAKING EXISTING TREATMENTS BETTER

Chemotherapy and radiotherapy are established treatments for cancer and will remain so for many years. The CHK1 kinase inhibitor project aims to deliver a drug to enhance the effectiveness of established treatment regimes and reduce side effects.

The Company has a 50:50 joint venture with BioFocus plc, a UK listed drug discovery and chemistry provider, to discover new cancer drugs.

The joint venture partners announced that they had discovered compounds that are both potent and show efficacy against the key drug target, the CHK 1 kinase enzyme. The high throughput screening of compounds from BioFocus' proprietary library returned a number of confirmed "hit" compounds which selectively inhibit the target enzyme. These compounds would potentially enhance cell death when used in conjunction with established treatment regimens.

The partners are now concentrating on maximising potency and demonstrating the effect of enhanced cell death by constructing a series of compounds around the most potent (lead) compound. It is expected that patents will be lodged for these novel compounds later this year and that commercialisation discussions would commence shortly thereafter.

Cancer Cell Resistance

The major treatment strategy for many cancers is the use of ionising radiation or cis-platinum drugs. These therapies induce DNA damage in all cells resulting in the preferential death of rapidly proliferating cancer cells. However, as some normal cells are also dividing and can therefore be damaged, patients are often subject to debilitating side effects.

Cancer cells are also known to be very robust and can develop resistance to such therapies. This resistance is caused by the activity of an enzyme (CHK1 kinase) which halts the normal cell cycle of growth and division. At certain points in the cell cycle, cells pause and check for DNA damage before dividing. At these points, cells with extreme DNA damage are induced to die. CHK1 kinase has a key role in that process as it causes cell cycle arrest and prevents cell death in response to DNA damage.



CHK1 Kinase

An inhibitor of CHK1 kinase which stops this function should therefore sensitise cancer cells and overcome their resistance to DNA damaging therapies. In principle, such a drug would therefore be used in combination with chemotherapy or radiotherapy regimes.

Despite increased success in the treatment of certain cancers with specific molecular origins (eg Gleevec treatment of CML), the goal of routine cure or successful management of cancer as a chronic disease has yet to be achieved. Indeed only a fraction of the anti-cancer drugs approved for use by the Food and Drug Administration (FDA) in the US are employed in a broad-spectrum mode. There is a clear need to enhance the effectiveness and reduce the side effects of some of the broadly applied chemotherapy and radiotherapy treatments already in use.

For AustCancer, this project spreads its portfolio risk by targeting markets for existing established treatments and maximising the value of the considerable infrastructure associated with radiotherapy. The Company's other projects are focused on novel treatments which will ultimately replace many current therapies.

Competitive Position

BioFocus has made a significant investment in cutting edge protein kinase biology and chemistry technologies, with £2.8 million invested over the last three years.

The strategy employed in this project for targeting kinase-signalling pathways in drug discovery has been pioneered by a research group at the University of Dundee, led by Fellow of the Royal Society, Professor Sir Philip Cohen. As the Director of the Medical Research Council Protein Phosphorylation Unit in Dundee, Professor Cohen's group provide the assay technologies and key reagents that underpin the CHK1 kinase project. Kinase drug discovery has been accelerated by many years of fundamental research in Dundee and the University is keen to see this become the subject of commercial development.

Potential Market

The existing market for platinum based drugs is approximately US$4 billion and the radiotherapy market is many times this. The market for an adjunct therapy, which enhances effectiveness of these treatments, is large. Targeting these markets complements AustCancer's Pentrix™ and Heregulin projects by focusing on established treatment paths, which are well understood and likely to remain relevant for many cancers for some considerable time.

RVD Breast Cancer Project

This project made strong progress through the year. However, the joint venture partners decided that work should be suspended and all available resources diverted to the CHK1 kinase inhibitor as this project had the clearest and quickest path to a commercial outcome.



DIRECTORS' REPORT

Your Directors present their report on the Company for the financial year ended 30 June 2003.

DIRECTORS

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated. The names of the directors in office at any time during or since the end of the year are as follows:

Dr Roger Aston
Chairman
B.Sc., Ph.D

Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. His successful track record in the global licensing of pharmaceuticals, project evaluation, patenting and registration, fundraising and the management of biopharmaceutical companies is well known.

Formerly CEO of Peptech Limited and Biokine Technology Limited, Dr Aston was also Chairman of Cambridge Antibody Technology and the Wellcome Foundation. He has played a major role in assisting the development of the technology base of a number of other companies.

Dr Aston is currently based in the United Kingdom and is the CEO of pSiMedica (UK), a joint venture company between the Perth-based pSiVida Ltd and the British Government's Defence Evaluation and Research Agency (DERA).

Dr Aston has an interest in 1,473,625 AustCancer ordinary shares and 2,549,000 options exercisable at $0.32 by 31 December 2003.

Dr Alistair Cowden
Director
B.Sc(Hons), Ph.D., SEG, M.Aus.IMM, MAIG

Dr Cowden is a geologist with 20 years experience in the exploration, development and mining of gold, platinum and nickel resources in Australia, New Zealand and Africa. He is also Chairman of Vulcan Resources Limited and a director of Deep Yellow Limited.

Dr Cowden has an interest in 2,248,980 AustCancer ordinary shares and 3,000,000 options exercisable at $0.32 by 3 May 2005.

Dr Katherine Woodthorpe
Director
Ph.D, FAICD

Dr Woodthorpe has a Ph.D in chemistry, is a Fellow of the Australian Institute of Company Directors and sits on several boards including Ventracor Limited. Dr Woodthorpe is an independent consultant specialising in assisting technology companies to improve business performance and commercialisation of their products.

Dr Woodthorpe has an interest in 300,000 options exercisable at $0.32 by 31 December 2003.

Mr Brett Dickson
Finance Director
B.Bus., CPA

Mr Dickson is an accountant and is responsible for the finance matters of the Company. He has extensive experience in commercial management in listed companies. Mr Dickson is also a director of ASX listed companies Vulcan Resources Limited and Deep Yellow Limited.

Mr Dickson has an interest in 152,250 AustCancer ordinary shares and 2,000,000 options exercisable at $0.32 by 3 May 2005.

COMPANY SECRETARY

Mr Brett Dickson, a director of the Company, also acts as the Company Secretary.

CORPORATE STRUCTURE

Corporate Structure
Australian Cancer Technology Limited is a company limited by shares that is incorporated and domiciled in Australia.

Principal Activities
The principal activity of the Company during the financial year was research and development of cancer therapies.

There was no significant change in the nature of the Company's principal activities during the financial year.



Employees

There was an average of two people employed by the Company during the year.

OPERATING RESULTS

The loss for the year ended 30 June 2003 was $3,156,099 (2002 loss $701,045).

DIVIDENDS

No amounts have been paid or declared by way of dividend by the Company since the end of the previous financial year and the directors do not recommend the payment of any dividend.

REVIEW OF OPERATIONS

A review of operations is covered elsewhere in this Annual Report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the Company occurred during the financial year:

- On 9 December 2002 the Company issued 3,250,000 ordinary shares at $0.20 each for services provided in the acquisition of biotechnology projects.
- On 12 December 2002 the Company issued 863,091 ordinary shares at $0.325 each to raise working capital.
- On 17 January 2003 the Company issued 6,000,000 ordinary shares at $0.14 each to raise working capital.
- On 11 February 2003 the Company announced it had reached agreement to sell its remaining mineral assets for $300,000 cash on settlement, a further $200,000 180 days after settlement and a further $200,000 on the commencement of gold production from the Mikado gold deposit.
- On 26 February 2003 the Company announced that the Phase Ib/IIa clinical trials of Pentrix™ anti-cancer vaccine at St Vincent's Hospital, Sydney had been successfully completed and that analysis of the results had given rise to the additional discoveries which would be the subject of new patent applications.

AFTER BALANCE DATE EVENTS

On 14 August 2003 the Company announced its intention to acquire the exclusive 20 year worldwide licence to manufacture and distribute a range of nutraceutical medicine products focused on cancer. The acquisition is subject to the completion of formal due diligence. On that date the Company also appointed Mr Paul Hopper to the position of Chief Executive Officer and raised $2.4 million through the issue of 20 million shares at 12 cents each.

On 1 September 2003 the Company announced that its joint venture with BioFocus plc had discovered novel lead compounds (kinase inhibitors) that have potential to enhance the effectiveness of traditional chemotherapy and radiotherapy approaches to cancer treatment.

No other matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

FUTURE DEVELOPMENTS

Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report as the directors believe, on reasonable grounds, that the inclusion of such information would be likely to result in unreasonable prejudice to the Company.

AUDIT COMMITTEE

At the date of this report the Company had an audit committee comprising all of the directors. The committee's responsibilities are to:

- oversee the existence and maintenance of internal controls and accounting systems;
- oversee the financial reporting process;
- nominate external auditors; and
- review the existing external audit arrangements.



DIRECTORS' REPORT (CONT)

MEETINGS OF DIRECTORS

During the financial year, eight meetings of directors (including committees) were held. Attendances were:

	Directors' Meetings		Audit Committee	
Director	**No. Eligible**	**No. Attended**	**No. Eligible**	**No. Attended**
A Cowden	7	7	1	1
B Dickson	7	7	1	1
R Aston	7	7	1	1
K Woodthorpe	7	7	1	1

DIRECTORS AND EXECUTIVE OFFICERS EMOLUMENTS

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives (if any) of the Company is as follows:

The remuneration structure for executive officers, including executive directors, seeks to emphasise payments for results through providing various reward schemes, for example the incorporation of Share Option Incentive Schemes.

The objective of the reward schemes is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

The emoluments of each Director and each executive officer are as follows:

Director	Base Fee	Fees paid to related entities	Termination Payments	Super-annuation
A Cowden	77,400	63,000	-	6,600
B Dickson	27,900	78,000	-	2,100
R Aston	83,000	-	-	-
K Woodthorpe	27,900	-	-	2,100
J Hill	96,355	-	10,000	6,551

During the year 300,000 options exercisable at $0.32 by 31 December 2003 were issued to Dr Katherine Woodthorpe. At the time of issue these were considered to have a value of $443.



INDEMNIFYING OFFICERS OR AUDITOR

During or since the end of the financial year, the Company has given an indemnity or entered into an agreement to indemnify, or paid or agreed to pay insurance premiums, as follows:

An indemnity agreement has been entered into between the Company and each of the directors of the Company named earlier in this report and with each executive officer who acts as a director on behalf of the Company on the boards of any company the Company has a financial interest in. Under the agreement, the Company has agreed to indemnify those officers against any claim or for any expenses or costs, to the extent permitted by law, which may arise as a result of work performed in their respective capacities. In addition, the agreement provides for the Company to procure and pay the premium for an insurance policy to cover, to the extent permitted by law, such claims and expenses, and to continue maintaining an insurance policy for a period of seven years after an officer has ceased to act in that capacity.

INSURANCE PREMIUMS

The Company has paid an insurance premium in respect of a contract insuring each of the directors of the Company named earlier in this report, the secretary and executive officers (if any) of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality restrictions in the insurance policy the premium paid has not been disclosed.

SHARE OPTIONS

During the year the following options have been granted:

500,000 options to subscribe for 500,000 ordinary shares exercisable on or before 31 December 2003 at a price of $0.20 for each ordinary share; and

500,000 options to subscribe for 500,000 ordinary shares exercisable on or before 31 December 2004 at a price of $0.20 for each ordinary share.

300,000 options to subscribe for 300,000 ordinary shares exercisable on or before 31 December 2003 at a price of $0.32 for each ordinary share.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

No shares have been issued by virtue of the exercise of an option during the year or up to the date of this report and there are 16,240,000 unissued ordinary shares for which options are outstanding at the date of this report.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

Alistair Cowden

A COWDEN
Director

Dated this 19th day of September 2003.



CORPORATE GOVERNANCE

The Board of Directors of Australian Cancer Technology Limited is responsible for the Corporate Governance of the Company. The Board guides and monitors the business and affairs of Australian Cancer Technology Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

THE BOARD OF DIRECTORS

Shareholder approval is required on the composition of the Board which is determined in accordance with the following principles and guidelines:

- the Board should comprise between three and five directors;
- the Board should comprise directors with an appropriate range of qualifications and expertise; and
- the Board should meet at least six times per year and be provided with sufficient information to ensure all directors are made aware of and have available all necessary information to participate in an informed discussion of all agenda items.

REMUNERATION, AUDIT AND OTHER ISSUES

All Board members participate in considering of audit and remuneration issues.

The Board as a whole ensures compliance with statutory responsibilities relating to accounting policy and disclosure by review of half-yearly and annual financial statements. The Board as a whole also reviews the remuneration of external auditors, their terms of engagement and the scope and quality of the audit. The auditors may communicate at any time with either the Chairman or any other member of the Board.

The Board presently delegates to management the review of corporate compliance, environmental, health and safety, and risk management procedures. Reporting on these issues to the Board occurs in the context of regular management briefings and reports.

The remuneration and terms and conditions of employment for senior executives are reviewed and approved by the Board after seeking professional advice.

INDEPENDENT PROFESSIONAL ADVICE

Directors have the right, in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, which will not be unreasonably withheld.



BOARD RESPONSIBILITIES

As the Board acts on behalf of the shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The Board seeks to discharge these responsibilities in a number of ways.

The responsibility for the operation and administration of the Company is delegated by the Board to the executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to that referred to above, these mechanisms, include the following:

- Board approval of a strategic plan, which encompasses the entity's vision, mission and strategy statements, designed to meet stakeholders' needs and manage business risk;
- the strategic plan is a dynamic document and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring of progress against budget. This includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- appointment of executives to report on environmental issues and concerns and occupational health and safety; and
- procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

MONITORING OF THE BOARD'S PERFORMANCE AND COMMUNICATION TO SHAREHOLDERS

In order to ensure that the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairperson. Directors whose performance is unsatisfactory are asked to retire.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the directors. Information is communicated to the shareholders through:

- the annual report which is distributed to all shareholders;
- all ASX announcements being posted on the Company's website; and
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate.



STATEMENT OF FINANCIAL PERFORMANCE
For the Year Ended 30 June 2003

CLASSIFICATION OF EXPENSES BY NATURE	Notes	2003 ($)	2002 ($)
Revenues from ordinary activities	2	1,047,012	459,236
Depreciation and amortisation expense	3	(18,283)	(26,355)
Amortisation of Intangibles	3	(541,929)	-
Dimunition in value of current investments	3	(36,750)	(20,289)
Write off exploration expenditure	3	-	(91,356)
Write off of licence and patent costs	3	(1,658,532)	-
Other expenses from ordinary activities	3	(1,947,617)	(1,022,280)
Profit (loss) from ordinary activities before income tax expense		(3,156,099)	(701,045)
Income tax relating to ordinary activities		-	-
Profit (loss) from ordinary activities after related income tax expense		(3,156,099)	(701,045)
Net profit (loss) attributable to members		(3,156,099)	(701,045)
Total changes in equity other than those resulting from transactions with owners as owners		(3,156,099)	(701,045)
Basic earnings (loss) per share (cents per share)	7	(4.74)	(1.31)
Diluted earnings (loss) per share (cents per share)	7	(4.74)	(1.31)

The accompanying notes form part of these financial statements.



STATEMENT OF FINANCIAL POSITION
As at 30 June 2003

	Notes	2003 ($)	2002 ($)
Current Assets			
Cash assets	9	1,050,533	1,545,077
Receivables	10	215,404	5,512
Other financial assets	11	40,201	30,262
Other	12	12,809	8,024
Total Current Assets		1,318,947	1,588,875
Non-Current Assets			
Other financial assets	14	-	-
Plant and equipment	13	60,145	80,637
Other	15	3,179,446	4,205,957
Total Non-Current Assets		3,239,591	4,286,594
TOTAL ASSETS		4,558,538	5,875,469
Current Liabilities			
Payables	16	381,333	256,801
Provisions	17	-	2,742
Total Current Liabilities		381,333	259,543
TOTAL LIABILITIES		381,333	259,543
NET ASSETS		4,177,205	5,615,926
EQUITY			
Contributed Equity	18	16,062,535	14,345,157
Accumulated losses	19	(11,885,330)	(8,729,231)
TOTAL EQUITY		4,177,205	5,615,926

The accompanying notes form part of these financial statements.



STATEMENT OF CASH FLOWS
For the Year Ended 30 June 2003

	Notes	2003 ($)	2002 ($)
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(1,333,683)	(967,952)
Receipts from customers		302,210	162,070
Interest received		49,396	62,166
Tax rebate		291,418	-
Net cash used in operating activities	8	(690,659)	(743,716)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of plant and equipment		340	-
Proceeds from sale of mining tenements		351,668	250,000
Proceeds from sale of investments		3,990	-
Purchase of investments		(50,000)	-
Security deposit		-	11,298
Purchase of property, plant and equipment		(10,353)	(17,373)
Payments for exploration		-	(11,509)
Patent and licensing expenditure		(1,166,908)	(1,838,666)
Net cash used in investing activities		(871,263)	(1,606,250)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		1,120,505	2,629,506
Share issue costs paid		(53,127)	(115,320)
Net cash provided by financing activities		1,067,378	2,514,186
Net increase (decrease) in cash held		(494,544)	164,220
Cash at 1 July 2002		1,545,077	1,380,857
Cash at 30 June 2003	9	1,050,533	1,545,077

The accompanying notes form part of these financial statements.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

For the Year Ended 30 June 2003

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the Company Australian Cancer Technology Limited. Australian Cancer Technology Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Income Tax

The Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(b) Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining the recoverable amounts.

Depreciation

The depreciable amount of all fixed assets is on a straight line basis over their useful lives to the Company commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	**Depreciation Rate**
Leasehold improvements	33%
Plant and equipment	7 - 33%



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)

For the Year Ended 30 June 2003

(c) Leases

All of the lease payments made by the Company are for operating leases, where substantially all the risks and benefits remain with the lessor and are charged as expenses in the periods in which they are incurred.

(d) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(e) Interests in Joint Venture

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 20.

(f) Research and Development Expenditure

Research and Development costs are charged to profit (loss) from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

(g) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing the carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after



one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

(i) Cash

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments with less than 14 days to maturity.

(j) Revenue

Interest revenue is recognised on a proportional basis taking into account interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

Rental income is recognised in the period that control of the right to be compensated can be reliably measured.

Proceeds from the sale of assets is recognised once control of the goods has passed to the buyer.

All revenue is stated net of the amount of goods and services tax (GST).

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated with the amount of GST included.

Cash Flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

(m) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

(n) Patents and Licences

Patents and licences are carried at costs and amortised on a straight-line basis over their useful lives, being 20 years.

(o) Changes in accounting policies

The Company has adopted the revised AASB 1028 Employee Benefits and the new AASB 1044 Provisions, Contingent Liabilities and Contingent Assets for the first time. There has been no material effect on the financial statements on this adoption.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

	Notes	2003 ($)	2002 ($)
NOTE 2 REVENUE FROM ORDINARY ACTIVITIES			
Operating activities			
Interest received		49,396	62,166
Rental Income		150,200	162,070
Total revenues from operating activities		199,596	224,236
None of the interest received arose from related parties			
Non-operating activities			
Proceeds on disposal of investments		3,990	-
Proceeds on disposal of mining tenements		526,668	235,000
Non-refundable deposit received		25,000	-
Proceeds on disposal of equipment		340	-
Research and development tax rebate		291,418	-
Total revenues from non-operating activities		847,416	250,000
Total revenues from ordinary activities		1,047,012	459,236
NOTE 3 EXPENSES AND LOSSES			
Loss from ordinary activities before income tax has been determined after:			
(a) Expenses:			
Depreciation of non current assets			
- Property, plant and equipment		18,283	14,620
- Leasehold improvements		-	11,735
Total depreciation of non-current assets		18,283	26,355
Amortisation of patents and licences		541,929	-
Write-down of non-current investments to recoverable amount			
- Provision for exploration expenditure		-	91,356
Cost of mining tenements sold		775,000	39,686
Public relations		71,049	30,276
Operating lease rental		103,556	89,706
Office expenses		54,721	53,637
Travel expenses		72,357	52,132
Staff expenses		596,028	559,895
Consultants		67,081	-
(b) Losses/(Gains):			
Net loss (gain) on disposal of assets			
- Mining tenements		248,332	195,314
- Investments		(679)	-
- Property plant and equipment		12,252	-
(c) Significant Revenues and Expenses:			
The following significant revenue and expense items are relevant in explaining the financial performance:			
- *Diminution in value of current investments*		36,750	20,289
- Write off to licence and patent costs		1,658,532	-



	Notes	2003 ($)	2002 ($)
NOTE 4 INCOME TAX EXPENSE			
(a) The prima facie tax on profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:			
Ordinary loss before income tax		3,156,099	701,045
Prima facie tax benefit on profit (loss) from ordinary activities before income tax at 30% (2002: 30%)		946,830	210,314
Add:			
Tax effect of			
Non-assessable items		87,425	58,594
Less:			
Tax effect of			
Non-allowable items		(176,412)	(38,118)
Timing differences		(643,358)	(823)
Tax losses not brought to account as future *income tax benefit*		(214,485)	(229,967)
Income tax expense attributable to loss from ordinary activities before income tax expense		-	-

Unbooked future income tax benefits not brought to account:
The Company has accumulated tax losses of $13,398,646 (2002: $10,909,848). The potential future income tax benefit (at a corporate tax rate of 30%) of these losses ($4,019,594) will only be realised if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the losses and deductions to be released;
(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

NOTE 5 REMUNERATION AND RETIREMENT BENEFITS

	2003 ($)	2002 ($)
(a) *Directors Remuneration*		
Income paid or payable to all directors of the Company by entities of which they are directors and any related parties	368,000	470,673
Number of company directors whose income from the Company *and any related parties was within the following bands:*		
	Number	
$20,000 - $29,999	-	2
$30,000 - $39,999	1	-
$80,000 - $89,999	1	1
$100,000 - $109,999	1	-
$120,000 - $129,999	-	1
$140,000 - $149,999	1	-
$210,000 - $219,999	-	1



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

	Notes	2003 ($)	2002 ($)
(a) Directors Remuneration (cont)			
The names of company directors who have held office during the financial year are:			
Alistair Cowden			
Brett Dickson			
Roger Aston			
Katherine Woodthorpe			
(b) Executive Remuneration			
Remuneration received or due and receivable by executive officers of the company, from the Company and any related parties for management of the affairs of the Company, whose remuneration is $100,000 or more during the year		367,906	341,473
Number of executives whose income was within the following bands:			
$100,000 - $109,999		1	-
$110,000 - $119,000		1	1
$120,000 - $129,999		-	1
$140,000 - $149,999		1	-
$210,000 - $219,999		-	1
(c) Retirement and Superannuation Payments			
There were no prescribed benefits provided by the Company to directors or a prescribed superannuation fund during the year			

NOTE 6 AUDITORS REMUNERATION

		2003 ($)	2002 ($)
Remuneration of the auditor of the Company for:			
Auditing and reviewing the financial report		9,730	10,296
Other services		425	5,280
		10,155	15,576

NOTE 7 EARNINGS (LOSS) PER SHARE

		2003 ($)	2002 ($)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS		66,565,399	53,504,956

At 30 June 2003, the Company had the following options on issue:

- 9,740,000 exercisable at $0.32 on or before 31 December 2003
- 5,500,000 exercisable at $0.32 on or before 3 May 2005
- 500,000 exercisable at $0.20 on or before 31 December 2003
- 500,000 exercisable at $0.20 on or before 31 December 2004

The exercise of the options are not considered dilutive as they would not result in an inferior view of earnings.



	Notes	2003 ($)	2002 ($)
NOTE 8 CASH FLOW INFORMATION			
(a) Reconciliation of Cash Flow from Operations with Loss from ordinary activities after Income Tax			
Loss from ordinary activities after Income Tax		(3,156,099)	(701,045)
Changes to loss from ordinary activities attributable to cash flows from Investing Activities			
- Payments for exploration and development expenditure		(220)	10,024
Non-cash flows in loss from ordinary activities			
- Depreciation		18,283	26,355
- Provision for write down of exploration expenditure		-	91,356
- Amortisation of patents and licences		541,929	-
- Loss on sale of plant and equipment		12,252	-
- Loss on sale of mining tenements		223,332	(195,314)
- Profit on sale of investments		(679)	-
- Diminution of investments		36,750	20,289
- Write off of licence and patent costs		1,658,532	-
- Provision for employee entitlements		(2,742)	2,742
Movements in Assets and Liabilities			
- Receivables		(10,058)	(8,024)
- Investments		0	7,823
- Prepayments		(4,785)	2,078
- Creditors		(7,154)	-
Cash Out Flow from Operations		(690,659)	(743,716)

(b) Non-Cash Financing and Investment Activities
During the year the Company issued shares to the value of $650,000 in consideration for services provided towards the acquisition of the Company's biotechnology projects.

(c) Financing Facilities
The Company does not have any credit standby arrangements, used or unused loan facilities.

NOTE 9 CASH

	2003 ($)	2002 ($)
Cash at bank	9,497	53,437
Deposits at call	1,041,036	1,491,640
	1,050,533	1,545,077



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

	Notes	2003 ($)	2002 ($)
NOTE 10 RECEIVABLES			
Current			
Trade debtors	10(b)	8,006	5,512
Other debtors		7,398	-
Amount due from director related entity		200,000	-
		215,404	5,512
(b) Trade debtors are non-interest bearing and generally on 30 day terms.			
NOTE 11 OTHER FINANCIAL ASSETS			
Current			
Shares in listed corporations at market value		40,201	30,262
NOTE 12 OTHER ASSETS			
Current			
Prepayments		12,809	8,024
NOTE 13 PLANT AND EQUIPMENT			
Plant and equipment at cost		107,598	98,100
Accumulated depreciation		(47,453)	(29,603)
		60,145	68,497
Leasehold improvements at cost		-	35,217
Accumulated depreciation		-	(23,077)
		-	12,140
Total plant and equipment		60,145	80,637

Movements in carrying amounts
Movement in the carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year

	Plant and Equipment	Leasehold Improvements	Total
Balance at beginning of year	68,497	12,140	80,637
Additions	10,353	-	10,353
Disposals	(422)	(12,140)	(12,562)
Depreciation expense	(18,283)	-	(18,283)
Carrying amount at the end of year	60,145	-	60,145



	Notes	2003 ($)	2002 ($)
NOTE 14 OTHER FINANCIAL ASSETS			
Non Current			
Investments in biotechnology companies		400,000	400,000
Provision for diminution in value		(400,000)	(400,000)
		-	-
NOTE 15 OTHER ASSETS			
Non Current			
Exploration Expenditure			
Cost carried forward in respect of areas of interest in:			
- *Exploration and evaluation phases*		775,000	906,044
- Sale of tenements		(775,000)	(39,688)
Provision for unsuccessful exploration and evaluation expenditure		-	(91,356)
Total exploration expenditure		-	775,000
Patents and licences at cost			
- Balance at beginning of year		3,430,957	1,475,812
- Costs incurred during the year and deferred		1,948,950	1,955,145
		5,379,907	3,430,957
Accumulated Amortisation		(541,929)	-
Write off patents and licences		(1,658,532)	-
Total other assets		3,179,446	3,430,957
NOTE 16 PAYABLES			
Current			
Amounts payable to:			
Trade creditors		374,183	256,801
Amounts payable to related parties		7,150	-
		381,333	256,801

Trade creditors are unsecured, non-interest bearing and are normally settled on 30 day terms

	Notes	2003 ($)	2002 ($)
NOTE 17 PROVISIONS			
Current			
- Employee Entitlements		-	2,742

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

	Notes	2003 ($)	2002 ($)
NOTE 18 CONTRIBUTED EQUITY			
At the beginning of the reporting period: 61,561,341 ordinary shares (2002: 47,181,118)		14,345,157	11,737,971
Issue of 3,250,000 ordinary shares at 20.0 cents each for services provided in the acquisition of biotechnology projects		650,000	-
Issue of 863,092 ordinary shares at 32.5 cents each to raise working capital		280,505	-
Issue of 6,000,000 ordinary shares at 14.0 cents each to raise working capital		840,000	-
Issue of 425,000 ordinary shares at 20.0 cents in lieu of fees		-	85,000
Issue of 11,901,530 shares pursuant to 1:4 rights issue at 17.5 cents per share		-	2,082,768
Issue of 1,060,457 ordinary shares at 25.8 cents each to raise working capital		-	273,598
Issue of 993,236 ordinary shares at 27.5 cents each to raise working capital		-	273,140
Less share issue costs		(53,127)	(107,320)
At reporting date: 71,764,433 (2002: 61,561,341) fully paid ordinary shares		16,062,535	14,345,157

(a) During the year the following options were issued:
- 500,000 exercisable at $0.20 on or before 31 December 2003
- 500,000 exercisable at $0.20 on or before 31 December 2004
- 300,000 exercisable at $0.32 on or before 31 December 2003

(b) Other options on issue at 30 June 2003 are:
- 5,500,000 exercisable at $0.32 on or before 3 May 2005
- 9,440,000 exercisable at $0.32 on or before 31 December 2003

(c) No amounts have been paid or declared by way of dividend by the Company since the end of the previous financial year and the directors do not recommend the payment of any dividend.

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 19 ACCUMULATED LOSSES

	2003 ($)	2002 ($)
Accumulated losses at the beginning of the financial year	(8,729,231)	(8,028,186)
Net loss attributable to members	(3,156,099)	(701,045)
Retained profits at the end of the financial year	(11,885,330)	(8,729,231)



NOTE 20 INTEREST IN JOINT VENTURES

Minerals
During the year the Company disposed of all its mineral interests.

Biotechnology

A Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for AustCancer a pipeline of potential treatments of cancer.

The first project involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. The second project involves an adjunct therapy to existing chemotherapies.

At 30 June 2003 the Company's share of assets employed in these ventures is $795,045. All of these assets are patents and licences. The Company has no expenditure commitments at year end in relation to the joint venture.

NOTE 21 CAPITAL AND LEASING COMMITMENTS

	2003 ($)	2002 ($)
(a) Operating Lease Commitments		
Operating leases contracted for but not capitalised in the accounts:		
Payable		
- not longer than 1 year	78,000	41,094
The operating lease referred to is for office accommodation and is for a twelve month term		
(b) Joint Venture Commitments		
Capital commitments of joint venture entities contracted for:		
- equity components per joint venture agreements	-	1,002,014
Payable		
- not later than 1 year	-	1,002,014

NOTE 22 CONTINGENT LIABILITIES

	2003	2002
Contingent liabilities		
Estimates of material amounts of contingent liabilities not provided for the accounts		
Retirement and termination benefits payable in certain circumstances to senior executives under service contracts	139,500	139,500



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

NOTE 23 SEGMENTS

During the financial year the Company operated in only two industries, being research into drug development and the exploration for minerals. Geographically during the year all the Company's activities were conducted in Australia and England.

	Exploration		Patents & Licencing		Corporate Office		Total	
Business Segments	***2003***	***2002***	***2003***	***2002***	***2003***	***2002***	***2003***	***2002***
Revenue								
Interest	-	-	-	-	49,396	62,166	49,396	62,166
Rental Income	-	-	-	-	150,200	162,070	150,200	162,070
R&D Rebate	-	-	291,418	-	-	-	291,418	-
Proceeds on disposal of investments	-	-	-	-	3,990	-	3,990	-
Proceeds on disposal of mining tenements	551,668	235,000	-	-	-	-	551,668	235,000
Proceeds on disposal of equipment	-	-	-	-	340	-	340	-
Total Revenue	551,668	235,000	291,418	-	203,926	224,236	1,047,012	459,236
Segment Result	(223,332)	93,935	(1,909,043)	-	(1,023,724)	(794,980)	(3,156,099)	(701,045)
Segment Assets	200,000	775,000	3,209,445	3,430,957	1,179,093	1,669,512	4,588,538	5,875,469
Segment Liabilities	-	-	(300,000)	-	(81,333)	(259,543)	(381,333)	(259,543)
Acquisition of Equipment	-	-	650,000	85,000	10,353	17,373	660,353	102,373
Depreciation	-	-	-	-	30,423	26,355	30,423	26,355
Non-cash expenses other than depreciation	248,332	195,314	1,658,532	-	36,750	20,289	1,943,614	215,603
Amortisation of Patents & Licences	-	-	541,929	-	-	-	541,929	-

	Australia		England	
Geographic Segments	**2003**	**2002**	**2003**	**2002**
Segment Revenue	847,012	459,236	-	-
Segment Assets	4,305,422	4,510,470	795,045	1,364,999

There are no inter-segment transactions included in either year.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets and liabilities include all assets and liabilities used by a segment.

NOTE 24 EVENTS SUBSEQUENT TO REPORTING DATE

On 14 August 2003 the Company announced its intention to acquire the exclusive 20 year worldwide licence to manufacture and distribute a range of nutraceutical medicine products focused on cancer. The acquisition is subject to the completion of formal due diligence. In addition, on that date, the Company announced it had appointed Mr Paul Hopper to the position of Chief Executive Officer and had raised $2.4 million through the issue of 20 million shares at 12 cents each.

No other matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.



NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(a) During the year, the Company paid directors a total of $368,000 (2002: $470,673) for consulting and director services on normal commercial terms. This amount is included in emoluments detailed in note 5.

(b) Share Transactions of Directors
Directors and director related entities held directly, indirectly or beneficially as at the reporting date the following equity interests in the Company.

- ordinary shares	3,875,355
- options over ordinary shares	7,849,000

During the year directors and their related entities acquired 797,500 (2002:380,618) ordinary shares and 849,000 options in the Company.

The directors or their related entities sold Nil (2002: Nil) shares during the period.

(c) On 11 February 2003 the Company entered into an agreement to sell its mineral assets to Julia Corporation Limited for $700,000 consisting of:

(i) $300,000 cash on settlement
(ii) $200,000 cash 180 days after settlement
(iii) $200,000 upon the commencement of mining of the Mikado gold deposit

At settlement Dr Cowden and Mr Dickson were appointed directors of Julia Corporation Limited. At balance date Dr Cowden and Mr Dickson remain directors of Julia Corporation Limited, now called Deep Yellow Limited, and payments (ii) and (iii) above remain outstanding.

NOTE 26 FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk
The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liability, is as follows:

2003	Floating Interest Rate	Non Interest Bearing	Total
Financial Assets			
Cash	1,041,036	9,497	1,050,533
Other financial assets	-	40,201	40,201
Sundry debtors	-	215,404	215,404
Total Financial Assets	1,041,036	265,102	1,306,138
Weighted Average Interest Rate	4.4%		
Financial Liabilities			
Payables	-	381,333	381,333
Total Financial Liabilities	-	381,333	381,333



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)
For the Year Ended 30 June 2003

(a) Interest Rate Risk (cont)

2002	Floating Interest Rate	Non Interest Bearing	Total
Financial Assets			
Cash	1,491,640	53,437	1,545,077
Other financial assets	-	30,262	30,262
Sundry debtors	-	5,512	5,512
Total Financial Assets	1,491,640	89,211	1,580,851
Weighted Average Interest Rate	4.3%		
Financial Liabilities			
Payables	-	256,801	256,801
Total Financial Liabilities	-	256,801	256,801

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

Other than an amount of $200,000 owing from Deep Yellow Limited and due to be paid on 11 October 2003, which is expected to be met, the Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

(c) Net Fair Values

The net fair value of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

NOTE 27 COMPANY DETAILS

The registered office of the Company is:
Australian Cancer Technology Limited
Level 36, Suite 4
88 Phillip Street
Sydney NSW 2000

The principal place of business is at the above address.



DIRECTORS' DECLARATION

The directors of the Company declare that:

1. The financial statements and notes as set out on pages 18 to 42, are in accordance with the Corporations Act 2001:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position at 30 June 2003 and of the performance for the year ended on that date of the Company.

2. In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Alistair Cowden
Director

Dated this 19th day of September 2003

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIAN CANCER TECHNOLOGY

Grant Thornton

Chartered Accountants
Business Advisers and Consultants

INDEPENDENT AUDIT REPORT

To the members of Australian Cancer Technology Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Australian Cancer Technology Limited (the Company), for the year ended 30 June 2003.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

We have read the other information in the annual report to determine whether it contained any material inconsistencies with the financial report.



Grant Thornton

Independence
In conducting our audit, we followed the applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion
In our opinion, the financial report of Australian Cancer Technology Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's financial position as at 30 June 2003, and of its performance for the year ended on that date; and
(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

GRANT THORNTON
CHARTERED ACCOUNTANTS

SEAN MCGURK
Partner

Perth, Western Australia

Dated this 19th day of September 2003



OTHER INFORMATION

The following information was applicable as at 17 September 2003.

1. Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Number
1 - 1,000	543
1,001 - 5,000	523
5,001 - 10,000	515
10,001 - 100,000	986
100,001 and over	104
	2,671

(b) The number of shareholdings held in less than marketable parcel is 699.

(c) The names of the substantial shareholders listed in the Company's register as at 17 September 2003 are:

Shareholder	Number	%
Carecell Pty Limited	10,000,000	10.7
Willow Australia Pty Limited	10,000,000	10.7

(d) Top 20 shareholders

	Name	Number of Shares	% of Issued Share Capital
1	Carecell Pty Ltd	10,000,000	10.7
2	Willow Australia Pty Ltd	10,000,000	10.7
3	BioFocus Discovery Limited	4,166,785	4.5
4	Drumfrochar Pty Ltd	2,248,980	2.4
5	Trinto Pty Ltd	2,000,000	2.2
6	Tallenay Pty Ltd	890,000	1.0
7	Roger Aston	797,500	0.9
8	Mr George Soumelides	794,670	0.9
9	Oceancrest Corp Pty Ltd <The Harmony Family A/C>	771,000	0.8
10	Mr Paul Louis Christoff	700,000	0.8
11	Insinger Trust Jersey Limited	676,125	0.7
12	Mr Glenn Hale	650,000	0.7
13	Mr Willem Hendrik Venter & Mrs Shirley May Venter	621,500	0.7
14	Mrs Jean Comino	518,681	0.6
15	Tower Trust Limited	490,800	0.5
16	RBC Global Services Australia Nominees Pty Ltd	451,500	0.5
17	Aymon Pacific Pty Ltd <JeRezos Discretionary A/C>	436,750	0.5
18	Sarlen Residential Pty Ltd	413,700	0.5
19	Kingtrust Pty Ltd <Jeremy & Lynette King A/C>	400,000	0.4
20	D H Slatyer Pty Ltd <The Slatyer Super Fund A/C>	381,586	0.4
		37,409,577	40.4

There are a total of 92,924,433 fully paid ordinary shares on issue, all of which are listed on Australian Stock Exchange Limited.

Australian Cancer Technology Limited
ACN 007 701 715
Level 36, Suite 4
88 Phillip Street
Sydney NSW 2000

Tel: +61 8 9486 4622
Fax: +61 8 9486 4933
Email: info@austcancer.com.au
www.austcancer.com.au

04 MAR 22 AM 7:21

Australian Cancer Technology Limited
ACN 007 701 715
Level 1, 8 Colin Street
WEST PERTH WA 6005
PO Box 1081, West Perth WA 6872

Tel: +61 8 9486 4622
Fax: +61 8 9486 4933
Email: info@austcancer.com.au
www.austcancer.com.au

Clarity Communications

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

HALF-YEAR REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

Contents

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

DIRECTORS REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

Your directors submit the financial report of the company for the half-year ended 31 December 2001.

DIRECTORS

The names of directors in office at any time during or since the end of the financial period are:

Mr Frank J Daly
Dr Alistair Cowden
Dr Roger Aston
Mr Brett D Dickson
Dr Katherine Woodthorpe (appointed 12 October 2001)

Directors have been in office since the start of the financial period to the date of the report unless otherwise stated.

REVIEW OF OPERATIONS

The loss for the half-year ended 31 December 2001 was $354,950 (2000 loss $354,950).

OVERVIEW

Pentrix™ Cancer Vaccine Clinical Trial

Australian Cancer Technology Limited ('Aust Cancer') is maturing quickly as a significant Australian biotechnology company and has achieved several major milestones this period culminating with the commencement of the clinical trial of its Pentrix™ cancer vaccine at St Vincent's Hospital in Sydney.

The worldwide prosecution of the Pentrix™ key patent, the publication of the underlying science of the Pentrix™ technology in an international scientific journal, and the strengthening of the biotechnology capability of the Board mark other significant milestones.

The first phase of the trial focused on the safety of the vaccine through the administration of a single dose of Pentrix™. Preliminary evidence indicates that Pentrix™ stimulates the immune system, can be safely administered to humans and can be manufactured and formulated to appropriate standards. The successful conclusion of this first phase will permit the trial to move to administration of multiple doses of the vaccine. This second phase of the trial will address toxicity and if the drug is producing the predicted stimulation of the immune system and expansion of killer cells in individuals with a range of common cancers.

National Phase of patent prosecution for the Pentrix™ technology has commenced in US, Europe and elsewhere.

The International Preliminary Examination Report, in accordance with the Patent Co-Operation Treaty (PCT), for the core intellectual property relating to the vaccine was deemed favourable in terms of 'novelty' and 'inventive steps'. Accordingly, the national prosecution phase of the key p53 cancer vaccine patent in Australia, North America, Europe, Singapore and Japan has commenced.

An application for a trademark for the p53 vaccine, to be known as **Pentrix™**, has also been lodged.

Key aspects of Pentrix™ technology published in peer reviewed international scientific journal

Research underpinning the Company's anti-p53 Pentrix™ vaccine technology has been published in the September issue of peer reviewed international scientific publication – Clinical Cancer Research. Publication of these important findings by an international scientific journal after peer review marks a significant milestone in the growing stature of the Pentrix™ technology.

As reported in Clinical Cancer Research, the Researchers have provided new insight into the nature and specificity of the tumour-specific immune response against mutant p53. The paper describes the isolation of a unique panel of antibodies from individuals showing a strong immune response to p53. These antibodies form the basis of the Pentrix™ vaccine.

Heregulin breast cancer project ahead of schedule

Aust Cancer has a Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider and has secured for the Company a pipeline of potential treatments for cancer.

The Joint Venture Alliance envisages that BioFocus will offer Aust Cancer a number of opportunities to develop new cancer therapeutics. The first project involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. Known as the Heregulin Project after the cell growth factor targeted.

BioFocus and Aust Cancer believe there is significant market potential for a low molecular weight inhibitor of C-erbB which may perform better than the drug on the market (sales have been forecast to be in excess of A$1 billion per annum by 2002), have a lower cost and that may have wider application beyond breast cancer.

The project is ahead of schedule with assay development progressing well. It is expected that high throughput screening will commence early next year.

Second Joint Venture with BioFocus plc

In a new joint venture, BioFocus and AustCancer will work together to identify potent and selective Chk1 kinase inhibitor compounds for development as potential cancer treatments.

Traditional methods of treating cancer such as radiotherapy and chemotherapy work by damaging cell DNA and thus causing cell death. Cells can develop resistance to these treatments and Chk1 kinase is a key to this resistance. Drugs that inhibit Chk1 kinase could increase the effectiveness of radiotherapy and chemotherapy and potentially reduce dosages required and debilitating side effects.

The Chk1 kinase project complements AustCancer's existing cancer programmes and builds the Company's pipeline of oncology products.

BioFocus to invest in Aust Cancer

BioFocus will invest a total of GBP£300,000 (approximately A$830,000) in AustCancer by subscribing for fully paid shares in three GBP£100,000 placements.

Board of Directors strengthened; Dr Katherine Woodthorpe, experienced biotechnology director, appointed.

Aust Cancer further strengthened its board through the appointment of Dr Katherine Woodthorpe. Sydney based Dr Woodthorpe, has extensive experience in technology commercialisation, the biotechnology industry and public company governance.

Dr Roger Aston appointed R & D Director

Dr Roger Aston, a leading international expert in pharmaceutical research, development and commercialisation was recently appointed Executive Director – Research and Development at Aust Cancer.

Dr Aston was previously a Non-Executive Director and Consultant with the company and has more than 20 years experience in the pharmaceuticals and biotechnology industries. He was previously at the Wellcome Foundation (UK), Peptech Limited (Sydney), Cambridge Antibody Technology Limited (Cambridge) and Cambridge Drug Discovery Limited (Cambridge).

INFORMATION ON DIRECTORS

Mr Frank Daly *(Chairman)*. Mr Daly was appointed Chairman on 6 October 1997 and is currently a Commissioner of the Board of the Insurance Commission of WA and Chairman of the Alternative Energy Board.

Dr Alistair Cowden *(Managing Director)*. Dr Cowden is a corporate executive with nine years experience in managing and building public listed companies.

Mr Brett Dickson *(Finance Director)*. Mr Dickson is an accountant and is responsible for the finance matters of the Company. He has extensive experience in commercial management in the gold and petroleum industries.

Dr Roger Aston *(Non-Executive Director)*. Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. His successful track record in the global licencing of pharmaceuticals, project evaluation, patenting and registration, fundraising and the management of biopharmaceutical companies is well known.

Dr Katherine Woodthorpe *(Non-Executive Director)*. Dr Woodthorpe has extensive experience in technology commercialisation, the biotechnology industry and public company governance. She has a PhD in chemistry and sits on the boards of listed biotechnology companies, Agenix Limited and MicroMedical Industries.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	Note	2001 ($)	2000 ($)
Revenues from ordinary activities		267,283	86,788
Depreciation and amortisation expense		(12,808)	(12,671)
Provisions		(9,289)	-
Other expenses from ordinary activities		(466,313)	(429,067)
Loss from ordinary activities before income tax expense		221,127	354,950
Income tax relating to ordinary activities	2	-	-
Loss from ordinary activities after related income tax expense		(221,127)	(354,950)
Basic loss per share (cents per share)		(0.47)	(0.95)

The accompanying notes form part of this financial report.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2001

	31 Dec 2001 $	30 Jun 2001 $
CURRENT ASSETS		
Cash	2,707,102	1,380,857
Receivables	29,371	63,200
Other financial assets	6,262	15,551
Other	20,058	11,298
TOTAL CURRENT ASSETS	2,762,793	1,470,906
NON-CURRENT ASSETS		
Property, Plant & Equipment	84,058	89,620
Other	2,858,148	2,381,856
TOTAL NON-CURRENT ASSETS	3,242,206	2,471,476
TOTAL ASSETS	6,004,099	3,942,382
CURRENT LIABILITIES		
Payables	426,486	232,597
Provisions	2,599	-
TOTAL CURRENT LIABILITIES	429,085	232,597
TOTAL LIABILITIES	429,085	232,597
NET ASSETS	5,575,914	3,709,785
EQUITY		
Issued Capital	13,825,226	11,737,971
Accumulated losses	(8,249,312)	8,028,186
TOTAL EQUITY	5,575,914	3,709,785

The accompanying notes form part of this financial report.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	-	-
Payments to suppliers and employees	(477,974)	(398,758)
Interest received	22,952	47,488
Rental Income	73,800	39,300
Payments for exploration	(3,415)	(141,798)
Research & development	(728,576)	-
Net cash provided by (used in) operating activities	(1,113,213)	(453,768)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Mining Tenements	-	-
Sale of Mining Tenements	250,000	300,000
Proceeds from sale of Investments	-	-
Purchase of Investments	-	(39,690)
Investments in Biotechnology	-	(401,818)
Purchase of non-current assets	(7,246)	(47,946)
Sale of non-current assets	-	-
Net cash provided by (used in) investing activities	242,754	(189,454)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	2,185,406	594,000
Security bonds refund (paid)	11,298	(1,298)
Net cash provided by (used in) financing activities	2,196,704	592,702
Net increase (decrease) in cash held	1,326,245	(50,520)
Cash at 1 July	1,380,857	1,528,942
Cash at 31 December	2,707,102	1,478,422

The accompanying notes form part of this financial report.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

NOTE 1: STATEMENT OF ACCOUNTING POLICY

The half-year financial statements are a general purpose financial report prepared in accordance with the requirements of Corporations Law, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2001 and any public announcements made by Australian Cancer Technology Limited during the half-year in accordance with continuous disclosure requirements arising under the Corporations Law.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the 30 June 2001 Annual Report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

	2001	2000
NOTE 2: REVENUE		
(a) Operating activities		
Interest revenue	22,952	47,487
Rental Income	73,800	39,300
(b) Non-operating activities		
Profit on sale financial assets	170,531	-

NOTE 3: NON CASH FINANCING AND INVESTING ACTIVITIES

During the period 425,000 shares were issued at $0.20 each in lieu of consulting fees

NOTE 4: EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen, in the interval between the end of the financial period and the date of this report, any item, transaction or event of a material and unusual nature not otherwise dealt with in this report likely, in the opinion of the Directors of the Company, to affect substantially the operations of the Company.

NOTE 5: EARNINGS PER SHARE

	2001	2000
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS.	47,409,795	37,204,124

Diluted earnings per share is not materially different from basic earnings per share and accordingly is not disclosed.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	2001	2000

NOTE 6: CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

NOTE 7: SEGMENT INFORMATION

During the financial period the Company operated in only two industries, being the exploration for an development of minerals, principally gold and research into drug development. All the activities were conducted in Australia other than research into drug development

	2001 Revenue	2001 Result	2001 Total Assets
Mining	170,531	168,467	876,573
Research and development	-	-	2,281,575
Corporate Office	96,752	(389,594)	3,145,951
	267,283	(221,127)	6,004,099

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

DECLARATION BY DIRECTORS

The directors of the company declare that:

1. The accompanying financial statements and notes:
   (a) comply with Accounting Standard AASB 1029 : Interim Financial Reporting and the Corporations Regulations; and
   (b) give a true and fair view of the financial position of the company as at 31 December 2001 and its performance for the half year ended on that date.

2. In the directors opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Alistair Cowden

Director

Alistair Cowden

Dated this day of 2002.